

April 8, 2025

Peter Osvaldik
Chief Financial Officer
T-Mobile US, Inc.
12920 SE 38th Street
Bellevue, WA 98006

> **Re: T-Mobile US, Inc.**
> **Draft Registration Statement on Form S-4**
> **Submitted April 1, 2025**
> **CIK No. 0001283699**

Dear Peter Osvaldik:

This is to advise you that we do not intend to review your registration statement.

We request that you publicly file your registration statement at least two business days prior to the requested effective date and time. Please refer to Rule 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jeff Kauten at 202-551-3447 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: David Lopez